Filed by: The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Barrett Resources Corporation
Commission File No. 1-13446

May 7, 2001

MATERIALS DISTRIBUTED TO AND VIEWED BY EMPLOYEES
OF BARRETT RESOURCES CORPORATION
AT AN EMPLOYEE MEETING HELD ON MAY 7, 2001

May 7, 2001

Dear Barrett Resources employees,

I’d like to take this opportunity to introduce you to Williams, and provide a little background about why we want to make Barrett a part of our company.

At Williams, we believe our success over the years is largely due to our unique culture, which is anchored by a set of Core Values & Beliefs. These tenets guide our business practices as well as our commitment to our employees, whom we recognize as our most valuable resource. As we proceed over the next few weeks, you will come to know us as a company that keeps its word and delivers on its promise to employees.

Williams’ roots go back to 1908, when brothers Miller and David Williams started a sidewalk construction business. Since then, we’ve grown to become a leading U.S. energy company, with a ranking of 168 on the Fortune 500. Our businesses span the energy spectrum, with assets that include a 27,300-mile natural gas transportation network, 11,200 miles of gas gathering lines, 13,500 miles of NGL transportation lines, 15 gas processing plants, two refineries, 9,100 miles of petroleum products pipeline, 80 refined products terminals and a top-10 energy marketing and trading unit.

From a strategic perspective, Barrett is an ideal fit for Williams. With Barrett’s Denver office as our Rocky Mountain Production headquarters, we will be well positioned as a significant contributor to helping solve the North American energy situation. The addition of Barrett brings many benefits to our energy value chain portfolio, including the opportunity for growth in our power and E&P businesses.

The process for completing this transaction is expected to take a minimum of 60 days. Although we can’t provide details right now, we expect most Barrett employees to be offered the opportunity to stay with Williams. Our human resources and communications groups will strive to keep you informed of the latest information.

If you have any questions during this process, don’t hesitate to send an e-mail to benefitsFAQ@williams.com or call toll free (800) 320-8040. I look forward to meeting and working with you as part of the Williams team.

Sincerely,

Steve Malcolm

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Integrity. Integrity must not be compromised. Honest relationships and trust are essential for long-term business success. We deal fairly in all our business relations.

Investors. We are committed to providing our investors an attractive return over the long term.

Customers. Customers are the essence of our business. Customers are all parties with whom we deal. We work to satisfy our customers’ requirements and anticipate their expectations. To succeed, we must work with our customers to help make them winners, too.

Employees. People are the Company’s most valuable resource. Employees possess immense powers of innovation, imagination, skill and a desire to accomplish something of significance. Working as a team enables all of us to realize our full potential.

Communities. We recognize and enthusiastically accept our responsibility to the communities we serve, through acting as a good neighbor and through involvement and support for community activities. We are committed to protecting the public, the environment and our natural resources by operating in a safe, reliable manner.

Entrepreneurial Spirit. We maintain a corporate culture that values originality, invention and creativity, and that nurtures these qualities through openness and reverence for the entrepreneurial spirit.

Tolerance for Risk. The Company’s willingness to take risks in deploying new technology and investing in large capital projects is central to its culture and its success.

Efficiency. Efficiency means the difference between success and failure. We will relentlessly pursue a more efficient way to do everything we undertake.

Autonomy of Operating Units. The autonomy of operating units is important to promote focus, fast decisionmaking and ultimately commitment, which is essential for success. At the same time, cooperation must exist so that operating units work efficiently together and share ideas. Autonomy and entrepreneurial spirit go hand in hand.

Change. We welcome change for the opportunities it offers.

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Forward-Looking Statements

Certain matters discussed in this report, excluding historical information, include forward-looking statements - statements that discuss Williams' expected future results based on current and pending business operations. Williams makes these forwarding-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

Forward-looking statements can be identified by words such as "anticipates," "believes," "expects," "planned," "scheduled" or similar expressions. Although Williams believes these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in documents found on this website.

The following are important factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted:

- Changes in general economic conditions in the United States.
- Changes in federal or state laws and regulations to which Williams is subject, including tax, environmental and employment laws and regulations.
- The cost and effects of legal and administrative claims and proceedings against Williams or its subsidiaries.
- Conditions of the capital markets Williams utilizes to access capital to finance operations.
- The ability to raise capital in a cost-effective way.
- The effect of changes in accounting policies.
- The ability to manage rapid growth.

Forward-Looking Statements (cont.)

- The ability to control costs.
- The ability of each business unit to successfully implement key systems, such as order entry systems and service delivery systems.
- Changes in foreign economies, currencies, laws and regulations, and political climates, especially in Argentina, Brazil, Canada, Chile, Venezuela, Lithuania and Australia, where Williams has made direct investments.
- The impact of future federal and state regulations of business activities, including allowed rates of return, the pace of deregulation in retail natural gas and electricity markets, and the resolution of other regulatory matters related to Williams' businesses.
- Fluctuating energy commodity prices.
- The ability of Williams' energy businesses to develop expanded markets and product offerings as well as their ability to maintain existing markets.
- The ability of both the Gas Pipeline unit and the Energy Services unit to obtain governmental and regulatory approval of various expansion projects.
- The ability of customers of the energy marketing and trading business to obtain governmental and regulatory approval of various projects, including power generation projects.
- Future utilization of pipeline capacity, which can depend on energy prices, competition from other pipelines and alternative fuels, the general level of natural gas and petroleum product demand, decisions by customers not to renew expiring natural gas transportation contracts and weather conditions.
- The accuracy of estimated hydrocarbon reserves and seismic data.
- The ability to successfully integrate any newly acquired businesses

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Barrett Resources Corporation (“Barrett”) and other investors are urged to read the tender offer materials, when available, and the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by The Williams Companies, Inc. (“Williams’) in connection with the second-step merger because they will contain important information about Barrett, Williams, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters.

In addition to the tender offer materials and the registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Barrett or Williams at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Williams’ and Barrett’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials and joint proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investors relations portion of Williams’ website at http://www.williams.com or by mail to The Williams Companies, Inc., One Williams Center, 50th Floor, Tulsa, Oklahoma 74172, Attention: Investors Relations, Telephone: 800-600-3782.

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